Filed Pursuant to Rule 433

Registration No. 333-162475

March 13, 2012

Final Term Sheet

$750,000,000 3.65% Senior Notes due 2022

$500,000,000 5.15% Senior Notes due 2042

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered Notes

Ratings (Moody’s / S&P)*:	Baa2/BBB-

Pricing Date:	March 13, 2012

Settlement Date (T+7):	March 22, 2012

Maturity Date:	2022 Notes: June 1, 2022 2042 Notes: June 1, 2042

Principal Amount:	2022 Notes: $750,000,000 2042 Notes: $500,000,000

Benchmark:	2022 Notes: UST 2.000% due February 15, 2022 2042 Notes: UST 3.125% due November 15, 2041

Benchmark Yield:	2022 Notes: 2.070% 2042 Notes: 3.215%

Spread to Benchmark:	2022 Notes: +160 bps 2042 Notes: +195 bps

Yield to Maturity:	2022 Notes: 3.670% 2042 Notes: 5.165%

Coupon:	2022 Notes: 3.65% 2042 Notes: 5.15%

Public Offering Price:	2022 Notes: 99.823% 2042 Notes: 99.755%

Net Proceeds (after estimated expenses) to the Partnership:	$1,236.5 million

Make-Whole Call:	2022 Notes: T+25 bps 2042 Notes: T+30 bps

Call at Par:	2022 Notes: On or after March 1, 2022 2042 Notes: On or after December 1, 2041

Special Optional Redemption	If the BP NGL Acquisition (as defined in the prospectus supplement) is not closed on or prior to June 1, 2012 or the acquisition agreement relating to the acquisition is terminated earlier, the issuers may redeem all, but not less than all, of either or both series of Notes at a redemption price equal to 101% of the aggregate principal amount of such series of Notes, plus accrued and unpaid interest to the date of redemption.

Interest Payment Dates:	June 1 and December 1, beginning December 1, 2012

CUSIP / ISIN:	2022 Notes: 72650RAZ5 / US72650RAZ55 2042 Notes: 72650RBA9 / US72650RBA95

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC DNB Markets, Inc. Mizuho Securities USA Inc.

Co-Managers:

BMO Capital Markets Corp.

Comerica Securities, Inc.

Fifth Third Securities, Inc.

ING Financial Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

Morgan Keegan & Company, Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuers have filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at (800) 294-1322, UBS Securities LLC at 877-827-6444, ext. 561 3884 or Wells Fargo Securities, LLC at 1-800-326-5897.